SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 under the
securities exchange act of 1934
For the month of September 2008
Commission File Number 000-50991
TELVENT GIT, S.A.
(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑               Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐
                                                No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐
                                                No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐
                                                No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

     Telvent GIT, S.A. issued a press release today announcing that its subsidiary, Telvent Export, S.L., entered into a Stock Purchase Agreement with DTN Holding Company, Inc., a Delaware corporation (“DTN”), the stockholders of DTN and GSC Recovery IIA, L.P., as Sellers’ Representative, pursuant to which Telvent Export will acquire all of the issued and outstanding shares of capital stock of DTN (the “Acquisition”). DTN is a business information service provider providing critical data to key decision makers across the markets it serves, including agriculture, energy and environment. The Acquisition is expected to be consummated in the fourth quarter of 2008.
     A copy of the press release is furnished hereto on Exhibit 15. Telvent GIT, S.A. intends to furnish on a Form 6-K subsequent disclosure regarding the material terms of the Acquisition.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez
	Name:	Manuel Sánchez
	Title:	Chief Executive Officer

Date: September 15, 2008

Exhibit Index
The following exhibit has been furnished as part of this Form 6-K.

Exhibit	Description

15	The Company’s press release announcing the acquisition of DTN.